

VIA FACSIMILE AND U.S. MAIL

March 26, 2008

Theodore K. Zampetis
Chief Executive Officer
Shiloh Industries, Inc.
103 Foulk Road, Suite 202
Wilmington, Delaware 19803

      RE: Shiloh Industries, Inc.
              Form 10-K for Fiscal Year Ended October 31, 2007
              Form 10-Q for Fiscal Quarter Ended January 31, 2008
              File No. 0-21964

Dear Mr. Zampetis:

      We have reviewed the above referenced filings and have the following comment. We have limited our review of your filings to the matter listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14</u>

<u>Critical Accounting Policies, page 15</u>

<u>Group Insurance and Workers' Compensation Accruals, page 16</u>

1. You indicate that you are self insured for group insurance and workers' compensation and you review these accruals on a monthly basis to adjust the balances as determined necessary. Given that you consider the accounting for

these accruals to be a critical accounting policy, please disclose your excess loss limits associated with each risk you are self-insured for, including, but not limited to, group insurance and workers' compensation. Please also disclose each risk for which you do not have excess loss limits. Please also quantify the dollar amount of your self insurance accruals for each period presented. Please similarly revise your financial statements to include disclosures about your group insurance and workers' compensation accruals as well. Please show us in your response what the revised disclosure will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief